June 7, 2021

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Kathleen Krebs
Jan Woo
David Edgar
Kathleen Collins

Re:	Zeta Global Holdings Corp.
Registration Statement on Form S-1 (File No. 333-255499)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

We refer to the registration statement on Form S-1 (File No. 333-255499) (as amended, the “Registration Statement”), of Zeta Global Holdings Corp. (the “Company”), relating to the registration of the Company’s common stock, par value $0.001 per share.

In accordance with Rules 460 and 461 under the Securities Act of 1933, as amended, we, as representatives of the several underwriters (the “Underwriters”), hereby respectfully request that the effectiveness of the Registration Statement be accelerated so that it may become effective at 4:00 P.M. (Eastern time) on June 9, 2021, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately 3,651 copies of the Preliminary Prospectus of the Registrant, dated June 1, 2021, from June 1, 2021 through the date hereof, to prospective underwriters, dealers, institutions and others.

We, the undersigned, as representatives of the several Underwriters, have complied and will comply, and we have been informed by the participating Underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

Morgan Stanley & Co. LLC
BofA Securities, Inc.
Credit Suisse Securities (USA) LLC
Barclays Capital Inc.

As Representatives of the Several Underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Vineet Chhangani
Name: Vineet Chhangani
Title: Executive Director

BOFA SECURITIES, INC.

By:	/s/ Michael Liloia
Name: Michael Liloia
Title: Director

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ John Kolz
Name: John Kolz
Title: Managing Director

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Authorized Signatory

[Signature Page to Acceleration Request]